 Exhibit 99.1
August 13, 2024
Dear Shareholder,
You are cordially invited to attend the 2024 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (“we”, the “Company” or “AudioCodes”), to be held on September 17, 2024, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4000.
At the Meeting, shareholders of the Company will be asked to consider and vote on the matters listed in the Notice. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the general affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders of the Company.
Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares (as defined below) be represented and voted at the Meeting. Accordingly, after reading the Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or, alternatively, vote your shares by either calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time so specified. If you vote by telephone or internet, you do not need to mail back your proxy card.
We urge all shareholders of the Company to carefully review the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2024, and the Company’s quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are made publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,
/s/ Stanley Stern Stanley Stern Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 17, 2024
TO THE SHAREHOLDERS OF AUDIOCODES LTD.:
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on September 17, 2024 at 2:00 p.m., local time, at the principal executive offices of the Company located at 6 Ofra Haza Street, Or Yehuda, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:
(1)
To reelect Mr. Doron Nevo as a Class III director for an additional term of three years (“Proposal One”);

(2)
To reelect Mr. Shabtai Adlersberg as a Class III director for an additional term of three years (“Proposal Two”);

(3)
To reelect Mr. Stanley Stern as a Class III director for an additional term of three years (“Proposal Three”);

(4)
To approve an increase in the Company’s authorized share capital and related amendment to the Company’s Articles of Association (“Proposal Four”);

(5)
To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2024, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors (“Proposal Five”); and

(6)
To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2023.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice (the “Proxy Statement”) and that is being mailed to the Company’s shareholders as of August 1, 2024 (the “Record Date”). A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/ or http://www.magna.isa.gov.il. Furthermore, shareholders of the Company may obtain the Proxy Statement by contacting the Company directly at the following telephone number: +972-3-976-4000. As more fully described in the Proxy Statement, shareholders of the Company may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 20, 2024. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law and the Company’s Articles of Association, the Company will publish a revised agenda in the manner set forth in the Proxy Statement.
Shareholders may review the detailed versions of the proposed resolutions at the principal executive offices of the Company located at 6 Ofra Haza Street, Or Yehuda, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting and any adjournments thereof.
Each Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.
All Company shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder of the Company attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy card.

Shareholders may sign and return proxy cards to the Company no later than September 16, 2024, at 2:00 p.m. Israel time.
FOR THE BOARD OF DIRECTORS
/s/ Stanley Stern Stanley Stern Chairman of the Board
Or Yehuda, Israel August 13, 2024

AUDIOCODES LTD.

PROXY STATEMENT FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 17, 2024
This proxy statement (this “Proxy Statement”) is solicited on behalf of the Board of Directors (the “Board”) of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 17, 2024, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice (the “Notice”). The Meeting will be held at the principal executive offices of the Company located at 6 Ofra Haza Street, Or Yehuda, Israel. The telephone number at that address is +972-3-976-4000.
This Proxy Statement and the related proxy solicitation materials are first being distributed on or about August 13, 2024, and will be mailed to all Company shareholders entitled to vote at the Meeting.
INFORMATION CONCERNING SOLICITATION AND VOTING
Record Date and Shares Outstanding
You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on August 1, 2024 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date, or that appeared in the participant listing of a securities depository on that date.
On the Record Date, 64,859,567 Ordinary Shares were issued, of which 30,216,661 Ordinary Shares were outstanding and 34,642,906 Ordinary Shares were held in treasury and an additional 1,306,346 Ordinary Shares were reserved for issuance under our 2008 Equity Incentive Plan.
Revocability of Proxies
A form of proxy card for use at the Meeting or voting instruction form is attached. Please follow the instructions on the proxy card or voting instruction form. If specified on your voting instruction form or proxy card, you may vote your shares by calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time specified. If you vote by telephone or the internet, you do not need to mail back your proxy card. If you return a duly executed proxy card to the Company, you may nevertheless still revoke and cancel your proxy card by filing a written notice of revocation with the Company by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. However, attendance at the Meeting will not alone constitute a revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution in accordance with this Proxy Statement.
Quorum, Voting and Solicitation
At least two (2) shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting; provided, that, they hold Ordinary Shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company. If a quorum is not present within thirty (30) minutes from the Meeting’s scheduled time, the Meeting will be adjourned to the same day the following week, at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place (the “Adjourned Meeting”), with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At the Adjourned Meeting, any number of shareholders who attend such Adjourned Meeting in person or by proxy will constitute a quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one (1) vote upon each of the matters to be presented at the Meeting.
The Board is soliciting the attached proxy card for the Meeting, primarily by mail and electronic mail. The original solicitation of proxies by mail and electronic mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but such persons will not receive additional compensation for rendering these services (however, they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation). The Company will bear the cost of the solicitation of proxy cards in connection with the Meeting, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Ordinary Shares.
Under Israeli law, if a quorum is present in person or by proxy, “broker non-votes” and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority pursuant to the applicable rules set forth under Israeli law to vote on “routine” matters. Therefore, if a brokerage firm holds any Ordinary Shares on your behalf, those Ordinary Shares will not be voted on the reelection of directors or the increase in authorized share capital (Proposal One through Proposal Four), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for each shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker as to how to vote those Ordinary Shares, if the shareholder wants those Ordinary Shares to count in the vote on Proposal One through Proposal Four.
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
For information concerning the compensation earned by the Company’s five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) for the year ended December 31, 2023, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2024, a copy of which is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.
* * * * *

BOARD OF DIRECTORS
The Board is currently composed of seven (7) directors. The Company’s Articles of Association (the “Articles of Association”) provide for a classified board of directors, with the Company’s directors being divided into Class I, Class II and Class III directors.
Following the Meeting, assuming the reelection of Mr. Doron Nevo as a Class III director under Proposal One, the reelection of Mr. Shabtai Adlersberg as a Class III director under Proposal Two, and the reelection of Mr. Stanley Stern as a Class III director under Proposal Three, the Board will consist of seven (7) directors.
During the years ended December 31, 2022 and 2023, each of the Company’s directors attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which he or she serves.
The term of each of Messrs. Nevo, Adlersberg and Stern as a Class III director expires at the Meeting and each of Messrs. Nevo, Adlersberg and Stern has been nominated for reelection at this Meeting (see Proposal One through Proposal Three). The Company’s Class I directors, Mr. Shai Levy and Ms. Zehava Simon, will hold office until the 2025 Annual General Meeting of Shareholders. The Company’s Class II directors, Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum, will hold office until the 2025 Annual General Meeting of Shareholders.
In accordance with the Companies Law, each of the Company’s directors who is standing for reelection at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the reelection as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.
Mr. Shai Levy, Ms. Zehava Simon, Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum are not standing for reelection at the Meeting. Accordingly, biographical information concerning each of the foregoing directors follows for informational purposes only.
Shai Levy has served as a director of the Company since October 2023. Mr. Levy additionally holds the position of President Strategic Business as well as several other roles within the Amdocs group (NYSE: DOX). Mr. Levy has over 23 years of experience in the telecommunications industry. At Amdocs group, Mr. Levy held multiple positions, ranging from General Manager of Amdocs Israel, managing customers and customer division in North America, Amdocs group’s competency centers, Amdocs group’s managed service division and more. Prior to joining Amdocs group, Mr. Levy held the position of chief financial officer and controller in several Israeli based companies. Mr. Levy holds an M.B.A., B.A. in economics and an additional B.A. in accounting, all from Tel Aviv University.
Zehava Simon was first appointed as a director of the Company in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. from 2014-2020. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.
Joseph Tenne has served as a director of the Company since June 2003. Mr. Tenne additionally serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Electreon Wireless Ltd. (TASE: ELWS) and Tarya Israel Ltd. (TASE: TRA). Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)) from May 2017 to August 2023. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005,

Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.
Shira Fayans Birenbaum was first appointed as a director of the Company in March 2022. Ms. Shira Fayans Birenbaum currently holds the position of a board member at several publicly traded and private international companies including POMVOM Ltd. (TASE: PMVM), AnyVision Interactive (OOSTO) Ltd., RiskQ Ltd. N.Y and Anan Datacenter Solutions Ltd, as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation, and in 2021-2022 held the position of President Global of CYMPIRE lTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and marketing management certification studies from The College of Management Academic Studies.
The Independence of the Company’s Board of Directors
A majority of the Company’s directors must meet the independence standards specified under NASDAQ’s Corporate Governance Requirements. Following the Meeting, assuming the reelection of Mr. Doron Nevo, Mr. Shabtai Adlersberg and Mr. Stanley Stern, the Board will consist of seven members, six of whom will be independent under NASDAQ’s Corporate Governance Requirements. Specifically, the Board has determined that each of Mr. Doron Nevo, Mr. Stanley Stern, Mr. Shai Levy, Ms. Zehava Simon, Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum meet the independence standards of NASDAQ’s Corporate Governance Requirements. In reaching this conclusion, the Board determined that (i) none of these directors has a relationship, with the Company or otherwise, that would preclude a finding of independence, and (ii) the other relationships that these directors have with the Company do not otherwise impair their independence. None of the Company’s directors, other than Mr. Shabtai Adlersberg, is currently a member of the Company’s executive team.
Diversity of the Company’s Board of Directors
The Company is dedicated to ensuring diversity and equality in the workplace, including with respect to the composition of the Board. Accordingly, the Company considers, assesses and reviews an array of perspectives, viewpoints, skillsets, backgrounds and experiences when evaluating nominees for the Board. The table below provides certain information regarding the composition of the Board and is based on self-identification. Each of the categories listed in the table below has the meaning ascribed to such term as used under NASDAQ Listing Rule 5605(f) (and the related instructions).

Board Diversity Matrix (As of August 12, 2024)
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:
White:
Hispanic or Latinx:
LGBTQ+:
Did Not Disclose Demographic Background:

PROPOSAL ONE
REELECTION OF MR. DORON NEVO AS A CLASS III DIRECTOR
FOR A TERM OF THREE YEARS
Background
The Company’s Nominating Committee (the “Nominating Committee”) has recommended that Mr. Nevo be reelected to serve as a Class III director until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.
Biographical information concerning Mr. Nevo is set forth immediately below:
Doron Nevo has served as a director of the Company since 2000. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and Chief Executive Officer of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.
Proposal
The shareholders of the Company are being asked to re-elect Mr. Nevo as a Class III director for a term until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Nevo unable to accept his nomination or reelection.
It is therefore proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the shareholders of the Company hereby reelect Mr. Doron Nevo to the Board of Directors of the Company to serve as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal One.
Board Recommendation
The Board hereby recommends a vote “FOR” the reelection of Mr. Doron Nevo as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law, 5759-1999.

PROPOSAL TWO
REELECTION OF MR. SHABTAI ADLERSBERG AS A CLASS III DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS
Background
The Nominating Committee has recommended that Mr. Adlersberg be reelected to serve as a Class III director until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.
Biographical information concerning Mr. Adlersberg is set forth immediately below:
Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as the Company’s President, Chief Executive Officer and a director since its inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.
Proposal
The shareholders of the Company are being asked to reelect Mr. Adlersberg as a Class III director for a term until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Adlersberg unable to accept his nomination or reelection.
It is therefore proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the shareholders of the Company hereby reelect Mr. Shabtai Adlersberg to the Board of Directors of the Company to serve as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Two.
Board Recommendation
The Board hereby recommends a vote “FOR” the reelection of Mr. Shabtai Adlersberg as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law, 5759-1999.

PROPOSAL THREE
REELECTION OF MR. STANLEY STERN AS A CLASS III DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS
Background
The Nominating Committee has recommended that Mr. Stern be reelected to serve as a Class III director until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.
Biographical information concerning Mr. Stern is set forth immediately below:
Stanley Stern first became a director of the Company and Chairman of the Board in December 2012. Mr. Stern is the Managing Partner of Alnitak Capital, which he founded in 2013 to provide board level strategic advisory services and merchant banking services, primarily to companies in technology-related industries. From 1981 to 2000 and from 2004 to 2013, he was a Managing Director at Oppenheimer & Co, where, among other positions, he was head of the investment banking department and technology investment banking group. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. Mr. Stern has served as chairman of the board of directors of AudioCodes, Ltd. (Nasdaq: AUDC), a U.S. public company, since 2012, and serves as a member of the board of directors of the following U.S. public and private companies: Tigo Energy, Inc. (Nasdaq: TIGO) since 2015 and Radware Ltd. (Nasdaq: RDWR) since September 2020. Mr. Stern previously served from 2015 to 2018 as the chairman of the board of directors of SodaStream International Ltd., a U.S. public company until its sale to Pepsico in 2018, and as a member of the board of directors of the following public and private companies, for which he no longer serves as a director: Given Imaging Ltd., Fundtech Inc., Tucows, Inc. (chairman), Polypid Ltd., Odimo, Inc, and Ekso Bionics Holdings, Inc. (lead Independent director).
Proposal
The shareholders of the Company are being asked to reelect Mr. Stern as a Class III director for a term until the 2027 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management knows of no current circumstances that would render Mr. Stern unable to accept his nomination or reelection.
It is therefore proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the shareholders of the Company hereby reelect Mr. Stanley Stern to the Board of Directors of the Company to serve as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Three.
Board Recommendation
The Board hereby recommends a vote “FOR” the reelection of Mr. Stanley Stern as a Class III director for a term of three (3) years until the 2027 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law, 5759-1999.

PROPOSAL FOUR
INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL
Background
The Company’s authorized share capital is currently NIS 1,025,000, divided into 100,000,000 (one hundred million) Ordinary Shares, and 2,500,000 (two million, five hundred thousand) Preferred Shares, nominal value NIS 0.01 per share (“Preferred Shares”). At the Meeting, we are proposing to effect an increase in our authorized share capital by NIS 1,000,000 such that our authorized share capital will consist of NIS 2,025,000, divided into 200,000,000 (two hundred million) Ordinary Shares and 2,500,000 (two million, five hundred thousand) Preferred Shares. As of the Record Date, 64,859,567 Ordinary Shares were issued, of which 30,216,661 Ordinary Shares were outstanding and 34,642,906 Ordinary Shares were held in treasury and an additional 1,306,346 Ordinary Shares were reserved for issuance under our 2008 Equity Incentive Plan. This increase is designed to maintain our current flexibility to conduct future issuances of our Ordinary Shares, in the ordinary course from time to time to fund our operations and to perform equity-based acquisitions or licensing transactions.
Certain Risks and Disadvantages Associated with the Increase in Authorized Share Capital
Future issuances of Ordinary Shares will dilute the voting power and ownership of our existing shareholders, and, depending on the amount of consideration received in connection with the issuance, could also reduce shareholders’ equity on a per-share basis. Although the primary purpose of the increase in authorized share capital is to maintain our capital-raising position and liquidity when engaging in certain major transactions, these additional Ordinary Shares may also be issued in the future for other purposes, such as compensation, giving rise to further opportunities for dilution. We currently do not have any major transactions planned that would require us to increase our authorized share capital. Our Board is not proposing the increase with the specific intent of using the newly-authorized reserve as an anti-takeover device and has no current knowledge of any specific effort undertaken by any person, as of the date hereof, to accumulate the Company’s securities for the specific purpose of obtaining control of the Company. However, the authorized Ordinary Shares may be used at any time by the Company, at the discretion of its management and the Board, to discourage, resist, frustrate, impede or otherwise prevent any takeover transaction, including one that is favored by a majority of the independent shareholders (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the Board or management of the Company or contemplating a tender offer or other transaction for the combination of the Company with another company). The newly available authorized shares resulting from the increase in authorized share capital may therefore have the potential to limit the opportunity for our shareholders to dispose of their Ordinary Shares at a premium.
Interests of Certain Persons
Certain of our executive officers and directors have an interest in this proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in this proposal that are different than or greater than those of any of our other shareholders.
Proposal
The increase in authorized share capital described will be effected by way of amendment of Article 7 of the Company’s Articles of Association as follows (additions are underlined, deletions are struck through):
“7.The registered share capital of the Company consists of NIS ~~1,025,000~~ 2,025,000, divided into ~~100,000,000 (One Hundred Million)~~ 200,000,000 (two hundred million) Ordinary Shares, par value NIS 0.01 per share and 2,500,000 (Two Million, Five Hundred Thousand) Preferred Shares, par value NIS 0.01 per share.”
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve the amendment to the Articles of Association of the Company as set forth in the Proxy Statement to effect an increase in the Company’s authorized share capital.”

Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Four.
Board Recommendation
The Board hereby recommends a vote “FOR” the approval of an increase in the Company’s authorized share capital and related amendments to the Company’s Articles of Association.

PROPOSAL FIVE
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION
Background
The Audit Committee and the Board have each selected the accounting firm Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the Consolidated Financial Statements of the Company for the year ending December 31, 2024. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.
Proposal
Shareholders of the Company are being asked to (i) ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for the year ending December 31, 2024, and (ii) authorize the Board to set the compensation of Kost, Forer, Gabbay & Kasierer. Subject to the shareholders of the Company approving such authorization, the Board intends to further delegate the authority to set the compensation of Kost, Forer, Gabbay & Kasierer to the Board’s Audit Committee. The Board’s Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, Kost, Forer, Gabbay & Kasierer in accordance with the U.S. Sarbanes-Oxley Act of 2002, as amended from time to time, and the rules promulgated thereunder.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2024 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”
Vote Required
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Five.
Board Recommendation
The Board hereby recommends a vote “FOR” the ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors and the authorization of the compensation of such auditors.
REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2023
In accordance with Section 60(b) of the Companies Law, shareholders of the Company are hereby invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2023. The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, including the audited Consolidated Financial Statements of the Company, was filed with the SEC on March 27, 2024 and is publicly available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS
Shareholder Proposals for this Meeting
Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting; provided, that, such proposal is appropriate for consideration by the shareholders of the Company at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company’s Chief Legal Officer at the following address: 6 Ofra Haza Street, Or Yehuda, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, the Company’s Chief Legal Officer must receive the written proposal no later than August 20, 2024. If the Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, the Company will publish a revised agenda for the Meeting no later than August 27, 2024 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.
Shareholder Proposals for the Annual General Meeting in 2025
To be considered for inclusion in the Company’s proxy statement for the Company’s Annual General Meeting in 2025 (the “2025 AGM”) pursuant to the Companies Law, shareholder proposals must (i) be provided in writing and properly submitted to the Company’s Chief Legal Officer (at the Company’s principal executive offices located at 6 Ofra Haza Street, Or Yehuda, Israel) and (ii) otherwise comply with the requirements of the Companies Law. In addition to any matters as the Board shall decide to include in the agenda, the Company currently anticipates that the agenda for the 2025 AGM will include: (i) the election (or reelection) of the Class I directors; (ii) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (iii) a presentation and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2024 and the auditors’ report for such period.
Pursuant to Section 66(b) of the Companies Law and the regulations promulgated thereunder, shareholders of the Company who hold at least one percent (1%) of the outstanding Ordinary Shares are generally permitted to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders, provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors is five percent (5%). Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2025 AGM by submitting their proposals in writing to the Company at the following address: AudioCodes Ltd., 6 Ofra Haza Street, Or Yehuda, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2025 AGM, the Company’s Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than June 19, 2025; provided, that, if the date of the 2025 AGM is advanced by more than thirty (30) calendar days prior to, or delayed (other than as a result of adjournment) by more than thirty (30) calendar days after, the first anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of: (i) the seventh (7th) calendar day following the day on which the Company calls and provides notice of the 2025 AGM; and (ii) the fourteenth (14th) calendar day following the day on which public disclosure of the date of the 2025 AGM is first made.
In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the proposing shareholder; (iii) if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal; (iv) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (v) the proposing shareholder’s purpose(s) for making the proposal; (vi) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2025 AGM; (vii) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (viii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (ix) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board; and (x) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder and the proposing shareholder shall be entirely responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law (including the Companies Law) and the Articles of Association. The Company may disregard any shareholder proposals that are not timely and validly submitted in accordance with applicable law (including the Companies Law) and the Article of Association.
The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2025 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2024 Annual General Meeting of Shareholders.
MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION
The Company is first distributing this Proxy Statement and the enclosed form of proxy on or about August 13, 2024, and will mail the same to the Company’s shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of the Ordinary Shares held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION
The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 27, 2024, is publicly available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the “Investor Relations” section of the Company’s website at www.audiocodes.com. In addition, the Company has periodically filed press releases with the SEC on Form 6-K, which are also publicly available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge on the Company’s website at www.audiocodes.com.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should therefore not be taken as an admission that the Company is subject to any of these proxy rules.
By Order of the Board of Directors
/s/ Stanley Stern Stanley Stern Chairman of the Board
Dated: August 13, 2024